---------------------------

ENEX

---------------------------



                           ENEX RESOURCES CORPORATION
                              Three Kingwood Place
                                    Suite 200
                               800 Rockmead Drive
                              Kingwood, Texas 77339

                        INFORMATION STATEMENT SUPPLEMENT

     The Information Statement sent to all holders of outstanding shares of the common stock of Enex Resources Corporation ("Enex") on March 17, 1998 described the addition to Enex's Board of Directors of three (3) nominees of Middle Bay Oil Company, Inc. ("Middle Bay") in connection with Middle Bay's tender offer to purchase all of Enex's outstanding common stock. The three new directors are Middle Bay's President, John J. Bassett, its Vice President for Corporate Development, Stephen W. Herod, and Mr. Gary R. Christopher.

     The Information Statement also stated (i) that Gerald B. Eckley and the five other Enex directors elected by Enex's stockholders, Robert D. Carl, III, William C. Hooper, Jr., Martin J. Freedman, James T. Shorney, and Stuart Strasner had tendered their resignations, effective upon the successful completion of the tender offer (scheduled to occur on March 27, 1998), and (ii) that Messrs. Bassett, Herod, and Christopher are expected to appoint four additional persons to fill the vacancies caused by those resignations. The Information Statement provided biographical information about three of those additional individuals, Frank E. Bolling, Jr., Alvin V. Shoemaker, and Edward P. Turner, Jr., but inadvertently omitted information concerning the fourth, Mr. C.
J. Lett, III, his position, principal occupation or employment, and five-year employment history. That information is set forth below:

     C. J. Lett, III, age 40, currently serves as Executive Vice President and as a director of Middle Bay, positions he has held since February, 1997. Mr. Lett also serves as President, chief executive officer and a director of Bison Energy Corporation, which he founded in and has served since 1981 and which was acquired by Middle Bay in February, 1997.

                                            By Order of the Board of Directors


                                              /s/ Gerald B. Eckley
                                                  GERALD B. ECKLEY
                                                  President

                                        1